

Time management, evolved.

Mission

Willpower is the ability to focus one's attention on any task that does not provide immediate gratification. Willpower is similar to a muscle – it can be easily fatigued and diminished, but when exercised, it can be strengthened over time. Chronability aims to help users strengthen their willpower to grow more efficient every day. Our focus is to educate users on how their productivity is affected by their willpower, and how they can take steps to increase their efficiency by managing and strengthening their willpower.

Problem

Many of us share a desire to be more organized. While being ahead of schedule is a satisfying feeling, often times we struggle to keep up with the demands of our daily lives. Efforts to solve this problem typically manifest themselves in to-do lists and phone alarms, which often prove to be temporary solutions. Additionally, many fail to realize that scheduling down time can ultimately boost productivity. As society becomes increasingly digital, millennials are increasingly in need of a time management solution integrated with all of their technology platforms.

Chronability

Chronability is the first productivity application that gives users a visual representation of their free time. Chronability is the ultimate personal assistant, bringing your calendar, to-do list, and timers together in one place to manage your day. The app will serve as an intelligent to-do list that is constantly learning how users spend their time and actively tries to help them optimize your productivity based on their priorities, time, and willpower. Users can make conscious decisions about where time and willpower are spent, rather than allowing these choices to be made subconsciously or at random. With Chronability, users can manage and strengthen their willpower to grow more efficient with each passing day.

Market

The productivity mobile apps market is huge and rapidly expanding. As mobile app revenues rise to $41 billion and beyond, the productivity app market continues to grow. Smartphones, wearables, machine learning, location awareness, and the internet of things are becoming increasingly more available, yet today's productivity apps are not poised to utilize these technologies. Chronability provides a foundation to integrate these and other tools to create an intelligent personal assistant. Chronability offers millennials and other smartphone users a simple and visual application to record tasks and stay on schedule. In order to reach this audience, Chronability will begin testing the product and promoting the brand on college campuses.

Product Overview

The Chronability mobile application offers a variety of tools in order to help you manage your daily life. The Chronability hub displays your tasks for the current day and lets you seamlessly add, delete, and rearrange tasks throughout your day. Additionally,

Company Profile
Industry: Mobile Apps
Founded: April 2015

Contact Information
Nizar Taki, Founder/CEO
nhtaki@gmail.com
260-466-6853
745 Atlantic Ave
Boston, MA 02111

Financial Information
Company Stage: Alpha
Currently Raising: $100,000

Core Team
Nizar Taki MD, CEO / Founder
Mansoor Naseem, CTO

Advisors
John Fanning, Co-Founder Napster



the application offers a visual depiction of your schedule using the Chronability clock. This feature displays the order of tasks throughout your day using time and color. This enables the user to quickly view the clock and determine their availability for a given task. Chronability also offers an Apple Watch application, making it easier to stay on top of your schedule.

Business Model

Chronability's business model focuses on driving traffic to its free-to-download mobile application. The mobile app offers a basic set of features that will enable the unorganized to become more efficient using flexible task management, calendar integration, and timer tools. As users grow comfortable with the application, they can purchase complementary tools, including machine learning algorithms, desktop applications, and cross-platform communication. These tools let users take their productivity to the next level by keeping track of tasks across platforms, and learning your habits in order to suggest optimal times to particular tasks.

Marketing Plan

Chronability's marketing and growth strategy centers on working and directly interacting with our user base. The company starts by organizing small groups of students at selected colleges who are looking to improve their organization and productivity. We will monitor the productivity of the students, through the Chronability application, over time to determine the overall effectiveness of the product. We then work with the students to understand how to more effectively service their time and task management needs. As the students skills improve over time, we expand our outreach to the entire campus, with endorsements from students we've worked with on campus. As we gain traction on our first campus, we can expand to neighboring colleges, using our student focused approach to gain market share. Simultaneously, press releases to tech and productivity blogs will entice early adopters and productivity aficionados to download and use Chronability.

Competition

There are many time management apps on the market. However, all of them are, in a sense, glorified versions of the paper calendars and to-do lists of yesteryear. They are designed to manage users' endless list of tasks or appointments but none are actually designed to manage what matters most - time. Apps like Wunderlist, OmniFocus, and Things keep track of a list of tasks, but don't let users assign how long a task takes and see how it fits into the big picture. Calendar apps, like Google Calendar and Cal, keep your tasks and calendar separate. Chronability takes all of these features and integrates them in a way that provides both structure and flexibility.

